One Atlantic Center

1201 West Peachtree Street

Atlanta, Georgia 30309-3424

404-881-7000

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www.alston.com

R. David Patton	Direct Dial: 404-881-7951	E-mail: dave.patton@alston.com

October 1, 2008

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Mohawk Industries, Inc. Form 10-K for Fiscal Year Ended December 31, 2007, Filed February 29, 2008 and Definitive Proxy Statement on Schedule 14A Filed April 7, 2008 File No. 001-13697

Dear Mr. Owings:

In connection with the review by the Securities and Exchange Commission of the above referenced filings of Mohawk Industries, Inc. (the “Company”), set forth below are the Company’s responses to the Staff’s additional comments contained in the letter dated September 18, 2008 to Jeffrey S. Lorberbaum, Chairman, President and Chief Executive Officer of the Company.

Please note that we are filing this response letter via EDGAR submission, and also are delivering a copy of the submission to the Staff’s attention via overnight courier.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 19

1.

We note your response to comment two in our letter dated July 24, 2008 and we reissue that comment. Please provide us on a supplemental basis a detailed analysis regarding how disclosure of each of the metrics would cause you competitive harm. For example, you should explain how (1) disclosure of earnings per share for the company for a completed year and (2) each of the metrics could be “reverse engineered” to cause the company competitive harm. You have not adequately explained the reverse engineering process. Please explain how providing the earnings per share targets for the company for a complete year, “would give competitors insight into the Company’s assumptions and expectations about the future direction of the industry and the Company’s internal forecasting and strategies.” Please better explain how “competitors could then use that information when competing for customers, raw material supplies and other opportunities.” We are having

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Mr. H. Christopher Owings

October 1, 2008

the same difficulty understanding the reverse engineering process for earnings after capital charge targets and inventory turn targets.

Response:

The Company notes the Staff’s comment and respectfully submits that disclosure of each metric could cause the Company competitive harm for all of the reasons discussed in its prior responses. The ability of competitors to use publicly disclosed metrics developed by the Company to back into the Company’s assumptions underlying the metric is merely one way among many that disclosure could result in competitive harm. This ability to take disclosed targets, even for completed periods, and draw educated conclusions about the Company’s expectations for the year to which such targets related or to how the Company is likely to react under specified circumstances is what we mean when we refer to “reverse engineering.” Disclosure of the conclusion generated by the Company’s confidential internal forecasting process could allow a sophisticated user of such information to determine the underlying assumptions and expectations and thereby gain insight in the future, providing an unfair advantage to the Company’s competitors in formulating strategies for competing against the Company. This unfair competitive advantage is particularly objectionable and harmful to the Company in the case of those competitors not subject to the same disclosure rules as the Company, as the Company does not have the same opportunity for similar insights with respect to such competitors.

For example, disclosure of EPS targets could allow competitors to determine the Company’s views on trends in raw material pricing and overall cost of goods sold. By combining past year targets with already publicly disclosed earnings guidance, competitors could extrapolate from current guidance the current year targets and draw conclusions based on historical accuracy regarding how the Company’s management views the current environment and, based upon such views, how the Company is likely to act. Competitors could use earnings after capital charge targets for different years to surmise the Company’s goals regarding capital costs for acquisitions and capital expansions. Using that information in a competitive bidding process for acquisition targets, a competitor could bid just enough so that the cost to the Company of a higher bid would exceed the Company’s goals and therefore make such a competing bid less likely. Competitors could use inventory turn targets to surmise how the Company manages its inventory, at what point price changes might occur, ways in which the Company works with customers to achieve the specified goals and other confidential information regarding how the Company operates its business. As noted previously in the Company’s prior responses, these possibilities and all of the other reasons discussed in the Company’s prior responses combine to create the likelihood of substantial injury to the Company’s competitive position. Therefore, disclosure is not required pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Mr. H. Christopher Owings

October 1, 2008

Thank you for your consideration of the Company’s responses to the Staff’s comments and we appreciate your review and assistance. If you have any questions regarding these responses, please do not hesitate to call the undersigned (404) 881-7951 or James T. Lucke, General Counsel of Mohawk (706) 624-2660.

Very truly yours,

/s/ R. David Patton

R. David Patton

RDP/ck

cc:	Ronald E. Alper Jeffrey S. Lorberbaum Frank H. Boykin James T. Lucke